UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

000-30062
(Commission File Number)

CAPITAL BANK 401(k) RETIREMENT PLAN
(Full title of the plan)

CAPITAL BANK CORPORATION
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

CAPITAL BANK CORPORATION

Capital Bank 401(k) Retirement Plan

INDEX

Page No.

Reports of Independent Registered Public Accounting Firms	3

Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedules*:
Schedule H, Line 4a: Schedule of Delinquent Participant Contributions	14
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	15

Signatures	16

Exhibit 23 – Consents of Independent Registered Public Accounting Firm

* *
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Capital Bank 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ELLIOTT DAVIS, PLLC

Greenville, South Carolina
June 18, 2010

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Capital Bank 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Capital Bank 401(k) Retirement Plan as of December 31, 2008 and for the year then ended, which is presented in the preceding section of this report. The supplemental schedule of delinquent participant contributions is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina
June 26, 2009

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Noninterest-bearing cash	$–	$51
Participant-directed investments, at fair value	9,491,815	6,649,928
Contributions receivable:
Employer	–	39,964
Employee	47,995	47,803
Total contributions receivable	47,995	87,767
Net assets reflecting investments at fair value	9,539,810	6,737,746
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,890)	70,470
Net assets available for benefits	$9,536,920	$6,808,216

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Investment income (loss):
Interest and dividends	$176,690	$251,185
Net appreciation (depreciation) in fair value of investments	1,420,250	(2,773,887)
Total investment income (loss)	1,596,940	(2,522,702)

Contributions:
Employer	367,606	772,260
Employee	1,106,118	1,100,668
Rollover	173,164	80,074
Total contributions	1,646,888	1,953,002
Total additions (losses)	3,243,828	(569,700)

Deductions from net assets attributed to:
Benefits paid to participants	473,375	684,116
Administrative expenses	41,749	52,256
Total deductions	515,124	736,372
Net increase (decrease)	2,728,704	(1,306,072)

Net assets available for benefits:
Beginning of year	6,808,216	8,114,288
End of year	$9,536,920	$6,808,216

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

1. Description of Plan

The following description of the Capital Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all full-time employees of Capital Bank Corporation (the “Company”). The Plan was established effective September 1, 1997 and is subject to the provisions of ERISA.

Plan Administration

EMJAY Retirement Services (“EMJAY”), a division of Great-West Life and Annuity Insurance Company, is the appointed trustee and record keeper for the Plan.

Eligibility of Participation

All full-time employees over the age of 18 are eligible to participate in the Plan.

Contributions

Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make a discretionary match on participant contributions. Effective June 1, 2009, the Company suspended its discretionary match on participant contributions to the Plan. Prior to this date, the Company matched 100% of individual participant contributions up to 6% of the employee’s eligible salary. Contributions are subject to certain limitations.

Participants may make changes in their contribution percentage semi-monthly.

Investments

Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company common stock (limited to 25% of total allocation), 15 mutual funds and one common collective trust fund. Contributions are allocated to investment options in whole percentages with a minimum of 1% per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, subject to the following vesting schedule:

	Years of Service Credited *
	1	2	3	4	5

Percent Vested	0%	20%	40%	60%	100%

* To earn a year of service, a participant must be credited with at least 1,000 hours within each Plan year.

Participant Accounts

Each participant’s separate account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.25 percent, which are commensurate with the prime rate on the date the loan is made plus 1 percent. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time.

Forfeitures

At December 31, 2009 and 2008, forfeited nonvested amounts totaled $17,023 and $7,152, respectively. Forfeitures are used to reduce Company contributions. During the years ended December 31, 2009 and 2008, the Company used $211,305 and $117,275, respectively, to reduce company matching contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States.

Administrative Expenses

The Plan and the Company pay administrative expenses of the Plan. During the years ended December 31, 2009 and 2008, all administrative expenses totaling $41,749 and $52,256, respectively, were paid by the Plan. The Company pays certain accounting and legal fees associated with the audit of the Plan’s financial statements and filing of Form 11-K with the Securities and Exchange Commission (“SEC”).

Investment Valuation and Income Recognition

The Plan’s investments consist of the Company’s common stock and mutual fund investment options. All underlying investments are recorded at fair value except Wells Fargo Stable Value Fund M (“Stable Value Fund M”), which is valued at contract value. The Stable Value Fund M is described in more detail below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. For further disclosure of fair value measurements, see footnote 4, Fair Value Measurements.

Stable Value Fund M invests all of its assets in Wells Fargo Stable Return Fund G (“Stable Return Fund G”). Stable Return Fund G primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The underlying fully benefit-responsive investment contracts held in Stable Return Fund G are reported at contract value. As of December 31, 2009 and 2008, the fair value to contract value ratio of net assets in the Stable Return Fund G was 100.2% and 94.7%, respectively. The yield earned by Stable Return Fund G based on actual earnings was 3.40% and 5.29% as of December 31, 2009 and 2008, respectively. The yield earned by Stable Return Fund G based on interest rate credited to participants was 3.32% and 4.10% as of December 31, 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan evaluates events that occur after the date of the financial statements but before the statements are issued or are available to be issued.

Recently Issued Accounting Standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issued ASC Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This guidance: (i) incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (“SEC”) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and (iii) replaces the term “reissuance of financial statements” with “revised financial statements,” which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of the guidance was effective upon issuance and did not have a material impact on the Plan’s financial condition or results of operations.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Management does not expect that the adoption of this guidance will have a material impact on the Plan’s financial condition or results of operations.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance in estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification were effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

In April 2009, the FASB issued guidance under ASC 820, which was formerly referred to as FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and management’s adoption on April 1, 2009 did not have a material impact on the Plan’s financial condition or results of operations. Management has included the required disclosures in the following notes to the Plan’s financial statements where applicable.

3.  Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31, 2009			December 31, 2008
	Shares	Value		Shares	Value

Capital Bank Corporation Stock	86,139	$376,317	*	65,804	$424,951
American Funds Growth Fund of America R4	51,243	1,389,204		31,035	630,640
American Funds EuroPacific Growth Fund A	32,498	1,245,969		27,122	759,398
Neuberger Berman Genesis Trust Fund	18,646	731,846		17,233	535,768
PIMCO Total Return Fund A	107,134	1,157,051		78,440	795,386
Van Kampen Small Cap Growth Fund I	48,456	438,526	*	45,609	350,276
Vanguard 500 Index Signal Fund	9,342	792,289		6,833	469,015
Vanguard Windsor Fund II	52,688	1,247,648		47,758	912,663
Wells Fargo Stable Value Fund M	32,496	1,445,076		30,646	1,325,424

* Does not represent 5% or more of the Plan’s net assets for respective year.

The following table summarizes appreciation (depreciation) in fair value of the Plan’s investments, including realized and unrealized gains (losses), for the years ended December 31, 2009 and 2008:

	2009	2008

Common/collective trust	$48,889	$45,525
Mutual funds	1,517,066	(2,530,295)
Common stock	(145,705)	(289,117)
Net appreciation (depreciation) in fair value of investments	$1,420,250	$(2,773,887)

4.  Fair Value Measurements

The Plan utilizes the fair value hierarchy for disclosure of its fair value measurements. The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•
Level 2. Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•	Common stock. Valued at the closing price reported on the active market on which the individual security is traded.

•	Mutual funds. Valued at the net asset value of shares held by the Plan at year end.

•
Common/collective trust. Valued at the net asset fair value, which is comprised of different valuation methodologies for various investment contracts. Guaranteed investment contracts held by the Stable Return Fund G are valued at fair value by using the present value of future cash flows using the current discount rate. Security-backed contracts held by the Stable Return Fund G are valued based on the value of the underlying securities and the value of the wrapper contract. The wrapper contract provided by a security-backed contract issuer is valued using the present value of the difference between the current wrapper fee and the contracted wrapper fee.

•	Participant loans. Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets recorded at fair value as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total

December 31, 2009
Mutual funds:
Growth funds	$3,163,692	$–	$–	$3,163,692
Value funds	2,062,250	–	–	2,062,250
Fixed income fund	1,157,051	–	–	1,157,051
Index fund	792,289	–	–	792,289
Target retirement date funds	443,397	–	–	443,397
Total mutual funds	7,618,679	–	–	7,618,679
Common stock	376,317	–	–	376,317
Common/collective trust1	–	1,447,966	–	1,447,966
Participant loans	–	–	48,853	48,853
Total assets recorded at fair value	$7,994,996	$1,447,966	$48,853	$9,491,815

December 31, 2008
Mutual funds:
Growth funds	$2,006,337	$–	$–	$2,006,337
Value funds	1,481,405	–	–	1,481,405
Fixed income fund	795,386	–	–	795,386
Index fund	469,015	–	–	469,015
Target retirement date funds	173,813	–	–	173,813
Total mutual funds	4,925,956	–	–	4,925,956
Common stock	424,951	–	–	424,951
Common/collective trust1	–	1,254,954	–	1,254,954
Participant loans	–	–	44,067	44,067
Total assets recorded at fair value	$5,350,907	$1,254,954	$44,067	$6,649,928

1
The Plan’s investment in Stable Value Fund M is recorded at contract value on the Statements of Net Assets Available for Benefits. The fair value disclosed in the fair value hierarchy represents estimated fair value based on the valuation methodology described above.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

The following table summarizes changes in the fair value of the Plan’s level 3 assets (participant loans) for the years ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning of year	$44,067	$25,620
Participant loan originations and repayments, net	4,786	18,447
Balance, end of year	$48,853	44,067

5.  Related-Party Transactions

The Plan invests in the Company’s common stock and certain mutual fund investment options. The income of the Plan is derived from these investments; therefore, these transactions qualify as related-party transactions, which are allowable under ERISA.

During the years ended December 31, 2009 and 2008, the Plan purchased 39,083 shares and 40,109 shares, respectively, and sold 18,748 shares and 24,454 shares, respectively, of the Company’s common stock.

6.  Tax Status

The Company adopted a Prototype Non-Standardized Profit Sharing arrangement which received a favorable opinion letter from the IRS on February 28, 2004, which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.  Plan Amendments

Effective January 1, 2008, the Plan was amended to provide for 100% vesting of an affected participant’s matching contributions in the event of a branch sale. This amendment is in addition to the existing provision which provides for 100% vesting in the event of a change in control of the Company.

Effective July 23, 2009, the Plan was amended to comply with the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008. These changes allow non-spousal IRA rollovers, permit hardship distributions for expenses of designated beneficiaries, and provide additional benefits for military personnel.

9.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.  Nonexempt Transactions

Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt prohibited transaction with a party-in-interest. There were no such nonexempt transactions during 2009. Due to a clerical error, a portion of the contributions from one pay period in 2008 was remitted to the Plan after the normal remittance period and was considered to be a nonexempt prohibited transaction pursuant to ERISA Section 406. In 2009, interest was allocated to affected participant accounts to compensate for the delinquent participant contributions, and this late remittance was reported in Form 5500 for the Plan year ended December 31, 2008 as a nonexempt prohibited transaction. There were no other nonexempt transactions during 2008.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

11.  SEC Filing

A Form 11-K is required for any period in which the Plan participants can elect to invest their individual contributions in the securities of the Plan sponsor, which became an available election in July 2000. In the event that additional filings are required, the Plan sponsor would be responsible for paying any associated costs not permitted to be paid by the Plan under Department of Labor Rules and Regulations.

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2008

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Late Remittance for Pay Period Ended August 15, 2008	$6,109	$6,109

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	Cost	Current Value

Capital Bank Corporation Stock (1)	Common stock	86,139	$900,985	$376,317
American Funds EuroPacific Growth Fund A	Mutual fund	32,498	1,232,706	1,245,969
American Funds Growth Fund of America R4	Mutual fund	51,243	1,357,762	1,389,204
Columbia Mid Cap Value Fund A	Mutual fund	7,476	71,278	82,756
Fidelity Capital Appreciation Fund	Mutual fund	1	1	1
Munder Mid Cap Core Growth Fund A	Mutual fund	4,039	77,504	89,992
Neuberger Berman Genesis Trust Fund	Mutual fund	18,646	788,544	731,846
PIMCO Total Return Fund A	Mutual fund	107,134	1,121,119	1,157,051
T. Rowe Price Retirement Income Fund	Mutual fund	5,000	59,040	61,056
T. Rowe Price Retirement 2010 Fund	Mutual fund	2,252	33,796	31,417
T. Rowe Price Retirement 2020 Fund	Mutual fund	5,192	68,795	75,803
T. Rowe Price Retirement 2030 Fund	Mutual fund	9,901	141,986	149,700
T. Rowe Price Retirement 2040 Fund	Mutual fund	8,279	108,744	125,421
Van Kampen Small Cap Growth Fund I	Mutual fund	48,456	494,322	438,526
Vanguard 500 Index Signal Fund	Mutual fund	9,342	925,629	792,289
Vanguard Windsor Fund II	Mutual fund	52,688	1,468,930	1,247,648
Wells Fargo Stable Value Fund M	Common/collective trust	32,496	1,299,908	1,445,076

Participant Loans (1)	4.25%–9.25%, due 2010–2022		48,709	48,853
			$10,199,758	$9,488,925

(1) Related party

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2010	Capital Bank 401(k) Retirement Plan

	By:	/s/ Michael R. Moore
Michael R. Moore
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm